UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2025
Washington, D.C. 20549	Estimated average burden hours per response…………………….2.50
SEC File Number: 001-33675
FORM 12b-25	CUSIP Number: 767292 105
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR
For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RIOT PLATFORMS, INC.

Full name of Registrant

N/A

Former Name if Applicable

3855 Ambrosia Street, Suite 301

Address of Principal Executive Office (Street and Number)

Castle Rock, CO 80109

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Riot Platforms, Inc., a Nevada corporation, (the “Registrant”) was unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) without unreasonable effort or expense for the reasons discussed below.

The delay is principally the result of the Registrant concluding that required restatements of certain financial statements included in prior reports in accordance with FASB ASC Topic 250, Accounting Changes and Error Corrections, (“ASC 250”) relating to errors identified in such past financial statements during the preparation of our 2022 Annual Report, as described herein.

Specifically, the Registrant, in consultation with its independent accounting firm, Marcum LLP (the “Auditors”), determined that it has not been appropriately calculating impairment with respect to its Bitcoin assets in accordance with ASC 350-30-35-19, as disclosed in the Registrant’s Current Report on Form 8-K filed on March 2, 2023 (the “Current Report”). After assessing the impact of this revised impairment assessment methodology, the Registrant determined that material errors in certain of its financial statements and reports resulted.  Accordingly, as disclosed in the Current Report, the Audit Committee of the Board of Directors of the Registrant, after consulting with management and the Auditors, determined that the following financial statements of the Registrant contained material errors and should not be relied upon (collectively, the “Impacted Financials”):

•

The Registrant’s previously issued consolidated financial statements as of December 31, 2021, and for the years ended December 31, 2021 and 2020, as amended, as well as the related notes, included in its 2021 Annual Report on Form 10-K, as amended (the “2021 Annual Report”); and

•

The Registrant’s previously issued condensed interim consolidated financial statements as of and for the interim periods ended March 31, 2022 and 2021, June 30, 2022 and 2021, and September 30, 2022 and 2021, as well as the related notes, as included in its Quarterly Reports on Form 10-Q such interim periods.

For the foregoing reasons, the Registrant requires additional time to complete the procedures relating to its year-end reporting processes, and, as a result, was unable to file the 2022 Annual Report by the prescribed filing deadline. The Registrant is working diligently to complete the necessary year-end processes, and it expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ryan Werner, Chief Accounting Officer (principal accounting officer)		(303)	794-2000
(Name)	(Title)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

Cautionary Note Regarding Forward-Looking Statements

Statements in this Filing that are not statements of historical fact may be forward-looking statements that reflect the current expectations, assumptions and estimates of future performance and economic conditions of the Registrant’s management team. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Words such as “anticipates,” “believes,” “plans,” “expects,” “intends,” “will,” “potential,” “hope” and similar expressions are intended to identify forward-looking statements. The assumptions and expectations expressed in these forward-looking statements are subject to various risks and uncertainties and, therefore, may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. These forward-looking statements may include, but are not limited to, statements about the benefits of the Registrant’s acquisitions, including its financial and operating results following these acquisitions, as well as the Registrant’s plans, objectives, expectations and intentions for the future. Among the risks and uncertainties that could cause actual results to differ from those expressed in forward-looking statements, include, without limitation, risks related to: the Registrant’s estimates of bitcoin mining production are not audited; our future hash rate growth (expressed in terms of hashes per second); the Registrant’s anticipated benefits of immersion-cooling, its expected schedule of new miner deliveries; the Registrant’s ability to successfully deploy the new bitcoin mining computers it acquires; the timely completion of the Registrant’s expanded megawatt capacity under development; the success, timing and cost of integration of acquired businesses; the Registrant’s failure to otherwise realize anticipated efficiencies and strategic and financial benefits from its acquisitions; and the impact of COVID-19 and other global pandemics and geopolitical events outside of the Registrant’s reasonable control on the Registrant, its customers, and/or suppliers. Detailed information regarding other factors that may cause actual results to differ materially from those expressed or implied by statements in this Filing, including the documents incorporated by reference herein, may be found in T the Registrant’s filings with the Securities Exchange Commission (the “SEC”), including under sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of the Registrant’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Report on Form 8-K filed with the SEC, as well as the Registrant’s other filings with the SEC, copies of which may be obtained from the SEC’s website, www.sec.gov. All forward-looking statements included in this Filing, and in the other documents the Registrant files with the SEC, are made only as of the date of this Filing and, as applicable, the date of the other documents the Registrant files with the SEC. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances that subsequently occur, or of which the Registrant hereafter becomes aware, except as required by law. Persons reading this Filing and the other documents the Registrant files with the SEC are cautioned not to place undue reliance on such forward-looking statements.

RIOT PLATFORMS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2023	By:	/s/ Jason M. Les
Jason M. Les
Chief Executive Officer (principal executive officer)